UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

IMMUNE DESIGN CORP.
 (Name of Subject Company (Issuer) and Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $0.001 Per Share
 (Title of Class of Securities)

45252L103
 (CUSIP Number of Class of Securities of Underlying Common Stock)
Carlos Paya, M.D., Ph.D.
President and Chief Executive Officer
Immune Design Corp.
1616 Eastlake Ave. E., Suite 310
Seattle, Washington 98102
(206) 682-0645

 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Laura A. Berezin
Jaime L. Chase
Cooley LLP
3175 Hanover Street
Palo Alto, CA 94304
Telephone: (650) 843-5000
Fax: (650) 849-7400

CALCULATION OF REGISTRATION FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable	Not applicable
* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ Issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Incorporated herein by reference are the Notice of Annual Meeting of Stockholders and Definitive Proxy Statement for the 2018 Annual Meeting of Stockholders of Immune Design Corp. (the “Company”), scheduled for June 13, 2018 and the related materials, all filed with the Securities and Exchange Commission on April 26, 2018 (the “Proxy Materials”).
The Proxy Materials do not constitute an offer to holders of options to purchase the Company’s common stock to exchange their options. In the event the Company’s stockholders approve the proposed stock option exchange program (the “Option Exchange Program”), the Option Exchange Program may be commenced at such time as determined in the discretion of the Company’s Board of Directors. The Company’s Board of Directors may also choose not to implement the Option Exchange Program.
At the time the Option Exchange Program has commenced, the Company will provide optionholders who are eligible to participate in the exchange with written materials explaining the precise terms and timing of the Option Exchange Program. Persons who are eligible to participate in the Option Exchange Program should read these written materials carefully when they become available because they will contain important information about the Option Exchange Program. The Company will also file these written materials with the SEC as part of a tender offer statement upon the commencement of the Option Exchange Program. Stockholders and optionholders of the Company will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov or by directing a written request to Immune Design Corp., Attn: Stephen Brady, Executive Vice President, Strategy & Finance, 601 Gateway Boulevard, Suite 250, South San Francisco, CA 94080.

ITEM 12. EXHIBITS.

Exhibit Number	Description
99.1
Notice of Annual Meeting of Stockholders and Definitive Proxy Statement for 2018 Annual Meeting of Stockholders of Immune Design Corp. (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 26, 2018)